SCHEDULE 13G

                        Under the Securities and Exchange Act of 1934

                                       (Amendment No.)

                                    Robbins & Myers Inc.
                                       (Name of Issuer)

                                        Common stock
                                (Title of Class of Securities)

                                           770196103
                                        (CUSIP Number)

                                          08/15/2005
                                        (Date of Event)


1 NAME OF REPORTING PERSON
  S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Van Den Berg Management
  TAX # 953017097

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  A
  B x

3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION

  USA

5 SOLE VOTING POWER

  0

6 SHARED VOTING POWER

  884,175

7 SOLE DISPOSITIVE POWER

  0

8 SHARED DISPOSITIVE POWER

  884,175

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  884,175


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   6.03%

12 TYPE OF REPORTING PERSON*

   IA

Item 1.

  (a) Name of Issuer

      Robbins & Myers Inc.

  (b) Address of Issuer's Principal Executive Offices

      1400 Kettering Tower
      Dayton, OH 45423

Item 2.

  (a) Name of Person Filing

      VAN DEN BERG MANAGEMENT

  (b) Address of Principal Business Office or, if none, Residence

      805 Las Cimas Parkway
      Suite 430
      Austin, Texas   78746

  (c) Citizenship

      USA

  (d) Title of Class of Securities

      Common stock

  (e) CUSIP Number

      770196103

Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b), check whether the person filing is a:

 (a) []Broker or Dealer registered under Section 15 of the Act

 (b) []Bank as defined in section 3(a)(6) of the Act

 (c) []Insurance Company as defined in section 3(a)(19) of the act

 (d) []Investment Company registered under section 8 of the Investment Company Act

 (e) [X]Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

 (f) []Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-l(b)(l)(ii)(F)

 (g) []Parent Holding Company, in accordance with 240.13d-l(b)(ii)(G) (Note: See Item 7)

 (h) []Group, in accordance with 240.13d-l(b)(l)(ii)(H)

Item 4. Ownership

  (a) Amount Beneficially Owned

      884,175

  (b) Percent of Class

      6.03%

  (c) Number of shares as to which such person has:

    (i)   sole power to vote or to direct the vote

          0

    (ii)  shared power to vote or to direct the vote

          884,175

    (iii) sole power to dispose or to direct the disposition of

          0

    (iv)  shared power to dispose or to direct the disposition of

          884,175

Item 5. []Ownership of Five Percent or Less of a Class.

Item 6. [X]Ownership of More than Five Percent on Behalf of Another Person

Item 7. []Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent Holding Company

Item 8. []Identification and Classification of Members of the Group

Item 9. []Notice of Dissolution of Group

Item 10. []Certification


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date
                                        08/19/2005
                                        Signature
                                        Jim Brilliant / Vice President
                                        Name/Title